1 Q4 FY25 EARNINGS PRESENTATION Fourth Quarter FY25 Earnings Presentation T U E S D AY, M AY 2 0 T H C H I C A G O | D U B L I N W E D N E S D AY, M AY 2 1 S T S Y D N E Y

2 Q4 FY25 EARNINGS PRESENTATION Cautionary Disclosure Regarding Forward-Looking Statements Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements. Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all. Additional important factors relating to JHX that could cause actual results to differ materially from those reflected in forward-looking statements include, but are not limited to, the risks and uncertainties described in Section 3 “Risk Factors” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “JHX 2025 Annual Report”); changes in general economic, political, governmental and business conditions globally and in the countries in which JHX does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; and changes in business strategy. These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results. The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC. Investor Contact Joe Ahlersmeyer, CFA Vice President, Investor Relations joe.ahlersmeyer@jameshardie.com Important Information and Where to Find It In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication. Participants in the Solicitation JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025 and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Non-GAAP Financial Measures This Earnings Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non- GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non- GAAP financial measures presented in this Earnings Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. In addition, this Earnings Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Earnings Presentation to the equivalent GAAP financial measure used in the Company’s Consolidated Financial Statements. See slides titled “Non-GAAP Financial Measures” included in this Earnings Presentation. All comparisons made are vs. the comparable period in the prior fiscal year and amounts presented are in US dollars, unless otherwise noted.

3 Q4 FY25 EARNINGS PRESENTATION Agenda Aaron Erter CHIEF EXECUTIVE OFFICER Rachel Wilson CHIEF FINANCIAL OFFICER 1 FY25 Review and FY26 Outlook 2 Progress Against Key North America Strategies 3 Core Business Overview and Long-Term Outlook 4 Creating A Leading Building Products Growth Platform 5 Q4 FY25 Financial Results & FY26 Guidance 6 Q&A

Strong 2025 Lays Groundwork for Profitable Growth in 2026

FY25 Accomplishments

Winning
by Partnering Across the Customer Value Chain

Capturing
Material Conversion With Our Superior Value Proposition

Investing
in Growth & Scale While Delivering Robust Profitability

**Achieved Solid Results
Consistent with FY25 Guidance**

2.95bnsf	29.4%	$644mm
(Guidance 2.95bnsf+)	*(Guidance 29.3%+)*	*(Guidance $635mm+)*
North America Volume	North America EBIT Margin %	Total Adjusted Net Income

FY26 Focus and Outlook

Driving
Growth Alongside Our Customers

Accelerating
Material Conversion of Fiber Cement

Reaffirming
Commitment to Outperform Our End Markets

**Issuing FY26 Guidance
Consistent with Plans for Profitable Growth**

Sales and EBITDA Growth	North America EBITDA Margin %	Free Cash Flow[1]
In Every Region	In Line with FY25	Robust Growth vs. FY25

**Delivery of Solid Results in FY25 and Executing on Our Core Strategy into FY26
Supported By Fiber Cement's Attractive Long-Term Prospects**

1) Free Cash Flow ("FCF") is defined as net cash provided by operating activities less purchases of property, plant and equipment.

JamesHardie Q4 FY25 EARNINGS PRESENTATION
4

Strategies Drive FY25 Single-Family Exteriors Growth

+LSD% GROWTH IN NORTH AMERICA SINGLE-FAMILY EXTERIORS UNDERPINS MOMENTUM OF CORE STRATEGIES

Repair & Remodel

ColorPlus® Driving Growth in Key R&R Markets



+DD%
FY25 Volume Growth Single-Family ColorPlus Nationally

+HSD%
5-Year Volume CAGR Single-Family ColorPlus in Northeast & Midwest

Revitalized ALLIANCE™ Enabling Contractor Growth



~40% Contractors Added This Year By Customers' Sales Rep

New Construction

Growing Share & Deepening Relationships

Meritage Homes
M/I HOMES
CASTLEROCK COMMUNITIES
DAVIDSON HOMES
David Weekley Homes
STANLEY MARTIN HOMES
TRUMARK HOMES
CBH HOMES
McKINLEY HOMES

Innovating to Increase Use of Fiber Cement

Van Metre

Winning Solutions Driving Material Conversion Against Vinyl

JamesHardie Q4 FY25 EARNINGS PRESENTATION

5

Growth in North America Fiber Cement

Compelling Value Proposition

- **Demand Creation**
- **Innovative Solutions**
- **Unrivaled Business Support**

Substantial Material Conversion Runway

~35M

HOMES AGED 20 TO 40 YEARS OLD

~22%

OF NEW CONSTRUCTION HOMES BUILT WITH FIBER CEMENT SIDING

Long Term Profitable Growth



11
Million Homes
TRUSTED PROTECTION • LONG-LASTING BEAUTY
25
JamesHardie
Million Homes
TRUSTED PROTECTION • LONG-LASTING BEAUTY

Double-Digit
Revenue Growth

~LSD% Market Growth

~4pp Outperformance

~MSD% ASP Growth

+500bps
Adj. EBITDA Margin

Value Proposition

HOS Initiatives

Scaling for Growth

Triple
Adj. EBITDA

Robust Free Cash Flow

Modest Capital Needs

Low Leverage

Reaffirming Our Long-Term Opportunity and Financial Aspirations



JamesHardie Q4 FY25 EARNINGS PRESENTATION

Note: "Homes" refers to the conceptual number of cumulative homes with Hardie® siding in North America based on total sales volumes and housing intensity of 2,600 sqft of siding per home. References to increases in North America adjusted EBITDA and adjusted EBITDA margin expansion are vs. FY24. Increasing North America adjusted EBITDA by 3x incorporates management estimates for double-digit sales growth supported by capacity additions and underlying profitability improvements.

6

7 Q4 FY25 EARNINGS PRESENTATION Creating a Leading Building Products Growth Platform Creates a leading exterior and outdoor living growth platform Accelerates material conversion- led growth Provides customers a comprehensive solution of leading exterior brands Delivers best-in-class financial profile and broader shareholder base Unlocks significant value through higher growth and synergies A LEADING SIDING BRAND IN NORTH AMERICA & GLOBALLY A LEADING PRO DECKING BRAND AND A LEADER IN RAILING AND PVC TRIM

High Conviction in Commercial Synergy Realization

ENTHUSIASM ACROSS VALUE CHAIN REINFORCES OUR CONFIDENCE IN SYNERGY TARGETS

ESTIMATED SYNERGY SIZE

$500mm+

JamesHardie + THE AZEK COMPANY

Converting Contractors

- Accelerate Material Conversion With Our Respective Contractors
- Introduce Our Respective Contractors to New Products

Partnering with Our Dealers

- Harness Dealer Relationships to Help Drive Further Contractor Conversions and Growth
- Deliver Value With Leading Brands and Support Inventory Simplification

Winning at Multiple Points of Sale

- Expand Availability of AZEK Exteriors and TimberTech Decking Across our Vast Dealer Network
- Accelerate National Retailers' Growth with the Pro with Leading Brands in Siding, Decking and Other Exteriors

Expanding Homebuilder Partnerships

- Introduce AZEK Exteriors Into Our Partnerships with National Scaled Homebuilders
- Accelerate TimberTech Wins with Regional Customer Homebuilders

Five Years

ACHIEVEMENT HORIZON

Accelerating Material Conversion Through Significant Revenue Synergy Opportunities

JamesHardie Q4 FY25 EARNINGS PRESENTATION

Note: The Company is targeting $500 million in run-rate commercial synergies within five years of closing the transaction. "Synergy Size" in the graphic above represents management's estimate of the total potential synergy from the stated category relative to the others and is not to scale. "Achievement Horizon" considers managements estimation of how quickly each synergy category could begin showing meaningful capture, relative to the others and is also not to scale.

8

Focused on Delivering Quick Cost Synergy Wins

A SOLID BASELINE OF IDENTIFIED COST SYNERGIES

Breakdown of Cost Synergies By Area

Administrative

- Duplicative Back-Office Functions
- Consolidating Facilities
- Quickest Achievement



Manufacturing and Procurement

- Indirect Manufacturing & Packaging Costs
- Freight Optimization
- Services

Commercial, R&D and Marketing

- Continuous Improvement in R&D and Marketing
- Creating a Best-in-Class Aligned Sales Force

Time to Achieve Cost Synergies


~1/3
~2/3
Full
Run-Rate
2026E
2027E
2028E

$125mm

Disciplined Integration Planning Approach Lays the Foundation for a Successful Integration and Full Cost Synergy Realization

JamesHardie Q4 FY25 EARNINGS PRESENTATION

9

10 Q4 FY25 EARNINGS PRESENTATION Compelling Financial Profile Driving Value Creation Strong Free Cash Flow & Clear Path to Deleverage Post-Close Delivering Significant Shareholder Value Creation Through Higher Growth and Synergies 1) Expected following full run-rate cost synergy realization. Free cash flow = net cash provided by operating activities less capital expenditures less cost to achieve synergies net of taxes. 2) Targeting leverage ratio below 2.0x net debt to LTM adjusted EBITDA, inclusive of share repurchase, by the end of the second full fiscal year post close. 3) Plan to execute up to $500M of share repurchases in the 12 months after the closing of the transaction. Accelerated EBITDA Growth & Credible Commercial Synergies Accelerated Top Line Growth & Tangible Commercial Synergies +250bps Top-Line Growth Acceleration $500mm+ Run-Rate Commercial Synergies Within Five Years $125mm+ Run-Rate Cost Synergies Within Three Years $1bn+ Annual Free Cash Flow1 Up to $500mm Share Repurchases3 < 2.0x Net Debt Leverage2 +300bps EBITDA Growth Acceleration

11 Q4 FY25 EARNINGS PRESENTATION Delivered on Our FY25 Guidance Positioned to Outperform the Market in FY26 and Beyond Planning for Profitable Growth in FY26 Poised to Generate Robust Growth in Free Cash Flow Focused on Successful Integration Planning and Synergy Capture to Deliver Value to All Shareholders Financial Key Messages

Fourth Quarter FY25 Financial Highlights

$972mm
Net Sales

(3%)
Comparing vs.
All-Time Quarterly Record

$269mm
Adjusted EBITDA

(4%)
Comparing vs.
Record Q4 Results

27.6%
Adjusted EBITDA Margin

(30bps)
Comparing vs.
Record Q4 Results

$156mm
Adjusted Net Income

(10%)
Comparing vs.
Strong Q4 Results

Solid Underlying Performance Driven by Core Strategic Successes
HOS Savings and Disciplined Cost Control Supporting Leading Profitability

JamesHardie™ Q4 FY25 EARNINGS PRESENTATION

Fourth Quarter FY25 Adjusted EBITDA



$159mm
$234mm
$281mm
(LSD%) Volumes Partially Offset By Favorable ASP
Unfavorable Fixed Cost Absorption & Raw Material Headwinds
North America Segment EBITDA ($20mm)
($2mm) ANZ EBITDA Growth More than Offset By Philippines
$1mm EU EBITDA Growth
Adjusted General Corporate and Unallocated R&D Costs +9mm
$269mm
Q4 FY20 (Pre-Pandemic)
Q4 FY23
Q4 FY24
Lower Sales
Underlying Profitability Change
Adj. Asia Pacific EBITDA
Europe EBITDA
Excluding Stock-Based Compensation
Stock-Based Compensation
Q4 FY25

North America HOS Savings & Clutch Actions and Growth in ANZ & EU Offset by Record Q4 Comparison and Raw Material Headwinds

Note: Impact from lower sales in North America represents the change in sales multiplied by Q4 FY24 EBITDA margin. ANZ refers to the collective performance of our business in Australia and New Zealand. Numbers may not add due to rounding.

JamesHardie Q4 FY25 EARNINGS PRESENTATION
13

North America Fiber Cement Results

	Q4 FY25	Q4 FY24	vs. PY
Net Sales ($mm)	**$718.9**	**$735.2**	**(2%)**
Sales Volume	741.2 mmsf	766.3 mmsf	(3%)
Average Net Sales Price	$964 /msf	$954 /msf	+1%
EBIT ($mm)	**$202.4**	**$233.0**	**(13%)**
EBIT Margin %	28.2%	31.7%	(350bps)
D&A ($mm)	$45.2	$34.2	+32%
EBITDA ($mm)	**$247.6**	**$267.2**	**(7%)**
EBITDA Margin %	34.4%	36.3%	(190bps)

Key Drivers

Net Sales and volumes down modestly vs. prior year, as expected

- **Exteriors** declined (LSD%)
  - Single-Family ColorPlus +DD%
  - Multi-Family down (22%)
- **Interiors** declined (Low-DD%)

ASP growth reflects our **January 2025** price increase

Achieved EBIT margin above expectations

- ~(150bps) Incremental D&A impact to EBIT margin
- Comparing vs. 4Q record EBIT and margin

Margin drivers consistent with guidance

- Unfavorable raw materials (principally pulp & cement)
- Investing in growth and scale while managing margins decisively
- Manufacturing & procurement HOS savings
- Unfavorable cost absorption with lower volume

Delivered On Our Full Year Commitments Despite Softer Markets and Inflation

JamesHardie Q4 FY25 EARNINGS PRESENTATION

14

Asia Pacific Fiber Cement Results

	Q4 FY25	Q4 FY24	vs. PY[1]
Net Sales ($mm)	**$118.1**	**$141.5**	**(17%)**
Net Sales (A$)			**(13%)**
Net Sales (A$) – ANZ			+LSD
Sales Volume	96.4 mmsf	139.7 mmsf	(31%)
Sales Volume – ANZ			(LSD%)
Average Net Sales Price	A$1,723 /msf	A$1,380 /msf	+25%
Adj. EBIT ($mm)	**$36.0**	**$38.5**	**(6%)**
Adj. EBIT Margin %	30.5%	27.2%	+330bps
D&A ($mm)	$4.8	$4.5	+7%
EBITDA ($mm)	**$40.8**	**$43.0**	**(5%)**
EBITDA Margin %	34.5%	30.4%	+410bps

Key Drivers

- **Australia & New Zealand net sales up slightly in local currency**
  - (LSD%) volume decline due to continued market softness, continued focus on material conversion strategies and Co-creation efforts
  - Modest increase in ASP driven by recent price increases
- **Increase in ASP driven by Philippines closure**
- **Higher margins reflect Philippines closure**
- **Australia & New Zealand EBIT increased +4% with margin +210bps**
  - Capturing the value that our products demand in the market
  - Higher raw material costs
  - Driving HOS savings to fund growth investments
  - Unfavorable cost absorption with lower volume

Results Reflect Strong ANZ Margin Performance In Challenging Market

1) Philippines volumes were de minimis in Q4 FY25 as production ceased in August and commercial operations were largely wound down by the end of September. Results for Q4 FY24 included contribution from Philippines operations, leading to comparability impacts to YOY% performance in segment volume, ASP, sales, margins and, to a lesser extent, EBIT.
Note: Financial figures above are presented in millions of US$, unless otherwise noted.

JamesHardie Q4 FY25 EARNINGS PRESENTATION

15

Europe Building Products Results

	Q4 FY25	Q4 FY24	vs. PY
Net Sales ($mm)	**$134.5**	**$128.2**	**+5%**
Net Sales (€)			**+8%**
Sales Volume	207.1 mmsf	192.7 mmsf	+7%
Average Net Sales Price	€508 /msf	€473 /msf	+7%
EBIT ($mm)	**$13.3**	**$13.1**	**+2%**
EBIT Margin %	9.9%	10.3%	(40bps)
D&A ($mm)	$8.5	$8.2	+4%
EBITDA ($mm)	**$21.8**	**$21.3**	**+2%**
EBITDA Margin %	16.2%	16.7%	(50bps)

Key Drivers

- **Delivered** record sales in 4Q
  - Fiber Gypsum Up +7% in local currency
  - Fiber Cement Up +14% in local currency
- **High-Value Products (HVP)** volume increased **+LDD%**
- **Favorable ASP**
- **EBIT grew** despite EBIT margin contracting vs. prior year
  - Higher raw material and energy costs
  - Investment in sales teams to support HVP growth
  - Right-sizing capacity footprint

High-Value Products Focus Drove Higher Volumes and ASP

Note: Financial figures above are presented in millions of US$, unless otherwise noted.

JamesHardie Q4 FY25 EARNINGS PRESENTATION

16

FY26 Guidance Consistent With Planning Assumptions

	FY26 Planning Assumptions Provided February 2025	**FY26** Guidance
North America Net Sales	*Growth vs. FY25*	**Up Low Single Digits %**
North America EBITDA Margin %	*Expansion vs. FY25*	**~35.0%**
Total Adjusted EBITDA	*Growth vs. FY25*	**Up Low Single Digits %**
Free Cash Flow		**At Least $500mm** *(+30% vs. $381mm in FY25)*

Sales and EBITDA Growth In Every Region
Maintaining Strong Margins Despite +HSD% Raw Material Inflation
Robust Free Cash Flow Growth From Reduced Capital Expenditures



JamesHardie Q4 FY25 EARNINGS PRESENTATION

17

Capital Expenditures & Free Cash Flow

+30% FREE CASH FLOW GROWTH IN FY26 FROM PROFITABLE GROWTH & CAPEX REDUCTIONS

Solid Business Performance Driving Cash Generation

Cash from Operations


$914mm
$803mm
$825mm+
FY2024
FY2025
FY2026

FY26 Cash From Operations Growth

~+3% vs. FY25

Well-Invested in Capacity to Service Organic Growth

Capital Expenditures


$449mm
11% of Sales
$422mm
11% of Sales
~$325mm
~8% of Sales
FY2024
FY2025
FY2026

Long Term NAFC Segment Outlook

~6% to 7% of Sales

Strong Free Cash Flow Growth to Fund Capital Priorities

Free Cash Flow


$465mm
$381mm
$500mm+
FY2024
FY2025
FY2026

FY26 Free Cash Flow Growth

+30% vs. FY25

We Have Made Sufficient Capacity Investments to Service Demand

JamesHardie Q4 FY25 EARNINGS PRESENTATION

18

19 Q4 FY25 EARNINGS PRESENTATION Creating a Leading Building Products Growth Platform Long-Term Shareholder Value Creation Tremendous Organic Growth in North America Fiber Cement Accelerated Growth & Cash Generation with the AZEK Combination

20 Q4 FY25 EARNINGS PRESENTATION Q&A Aaron Erter CHIEF EXECUTIVE OFFICER Rachel Wilson CHIEF FINANCIAL OFFICER

21 Q4 FY25 EARNINGS PRESENTATION Non-GAAP Financial Measures This Earnings Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the 20-F and Earnings Release Financial Measures – GAAP Equivalents This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our consolidated financial statements under GAAP, the equivalent GAAP financial Statement line item description used in our consolidated financial statements is Operating income (loss). EBIT – Earnings (loss) before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Definitions ASP – Average net sales price per msf ("ASP") – Total net sales of fiber cement and fiber gypsum products, excluding accessory sales, divided by the total volume of products sold Free Cash Flow – Free Cash Flow (“FCF"), unless otherwise noted, is defined as net cash provided by operating activities less purchases of property, plant and equipment Working Capital – The working capital calculation used in our cash provided by operating analysis includes the change in: (1) Accounts and other receivables, net; (2) Inventories; and (3) Accounts payable and accrued liabilities. ROCE - Return on Capital Employed; calculated as Adjusted EBIT / Adjusted Gross Capital Employed AICF – Asbestos Injuries Compensation Fund Ltd bnsf – sales volume in billion standard feet, where a standard foot is defined as a square foot of 5/16” thickness mmsf – sales volume in million standard feet, where a standard foot is defined as a square foot of 5/16” thickness msf – sales volume in thousand standard feet, where a standard foot is defined as a square foot of 5/16” thickness LSD – Low Single-Digits MSD – Mid-Single Digits HSD – High Single-Digits DD – Double-Digits LDD – Low Double-Digits D&A – Depreciation & Amortization expense

Non-GAAP Financial Measures

Adjusted EBIT and Adjusted EBITDA

US$ Millions	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
EBIT	$ 62.1	$ 84.0	$ 655.9	$ 767.4
Asbestos related expenses and adjustments	137.6	148.5	140.5	153.3
Restructuring expenses	(7.0)	-	50.3	20.1
Merger costs	16.5	-	16.5	-
Adjusted EBIT	$ 209.2	$ 232.5	$ 863.2	$ 940.8
Net sales	971.5	1,004.9	3,877.5	3,936.3
Adjusted EBIT margin	21.5%	23.1%	22.3%	23.9%
Depreciation and amortization	59.4	48.3	216.2	185.0
Adjusted EBITDA	$ 268.6	$ 280.8	$ 1,079.4	$ 1,125.8
Adjusted EBITDA Margin	27.6%	27.9%	27.8%	28.6%

Adjusted net income

US$ Millions	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
Net income	$ 43.6	$ 55.6	$ 424.0	$ 510.2
Asbestos related expenses and adjustments	137.6	148.5	140.5	153.3
AICF interest income	(2.4)	(2.3)	(10.9)	(9.0)
Interest expense - Bridge Commitment	0.8	-	0.8	-
Restructuring expenses	(7.0)	-	50.3	20.1
Merger costs	16.5	-	16.5	-
Tax adjustments[1]	(33.0)	(27.6)	23.1	32.9
Adjusted net income	$ 156.1	$ 174.2	$ 644.3	$ 707.5

Adjusted diluted earnings per share

	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
Adjusted net income (US$ Millions)	$ 156.1	$ 174.2	$ 644.3	$ 707.5
Weighted average common shares outstanding - Diluted (millions)	430.9	436.4	432.1	439.6
Adjusted diluted earnings per share	$ 0.36	$ 0.40	$ 1.49	$ 1.61

North America Fiber Cement Segment EBIT and EBITDA

US$ Millions	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
North America Fiber Cement Segment EBIT	$ 202.4	$ 233.0	$ 840.9	$ 921.1
North America Fiber Cement Segment net sales	718.9	735.2	2,863.3	2,891.4
North America Fiber Cement Segment EBIT margin	28.2%	31.7%	29.4%	31.9%
Depreciation and amortization	45.2	34.2	160.7	133.8
North America Fiber Cement Segment EBITDA	$ 247.6	$ 267.2	$ 1,001.6	$ 1,054.9
North America Fiber Cement Segment EBITDA Margin	34.4%	36.3%	35.0%	36.5%

Asia Pacific Fiber Cement Segment Adjusted EBIT and Adjusted EBITDA

US$ Millions	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
Asia Pacific Fiber Cement Segment EBIT	$ 43.0	$ 38.5	$ 111.0	$ 166.1
Restructuring expenses	(7.0)	-	50.3	-
Asia Pacific Fiber Cement Segment Adjusted EBIT	$ 36.0	$ 38.5	$ 161.3	$ 166.1
Asia Pacific Fiber Cement Segment net sales	118.1	141.5	519.9	562.8
Asia Pacific Fiber Cement Segment Adjusted EBIT margin	30.5%	27.2%	31.0%	29.5%
Depreciation and amortization	4.8	4.5	19.2	17.0
Asia Pacific Fiber Cement Segment Adjusted EBITDA	$ 40.8	$ 43.0	$ 180.5	$ 183.1
Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin	34.5%	30.4%	34.7%	32.5%

Europe Building Products Segment EBIT and EBITDA

US$ Millions	Q4 FY25	Q4 FY24	FY25	FY24
	Quarter and Full Year Ended 31 March			
Europe Building Products Segment EBIT	$ 13.3	$ 13.1	$ 38.0	$ 45.0
Europe Building Products Segment net sales	134.5	128.2	494.3	482.1
Europe Building Products Segment EBIT margin	9.9%	10.3%	7.7%	9.3%
Depreciation and amortization	8.5	8.2	32.4	29.7
Europe Building Products Segment EBITDA	$ 21.8	$ 21.3	$ 70.4	$ 74.7
Europe Building Products Segment EBITDA Margin	16.2%	16.7%	14.2%	15.5%

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie Q4 FY25 EARNINGS PRESENTATION
22

Non-GAAP Financial Measures

Adjusted General Corporate and Unallocated R&D costs

US$ Millions	Quarter and Full Year Ended 31 March			
	Q4 FY25	Q4 FY24	FY25	FY24
General Corporate and Unallocated R&D costs	$ 196.6	$ 200.6	$ 334.0	$ 364.8
Restructuring expenses	-	-	-	(20.1)
Merger costs	(16.5)	-	(16.5)	-
Asbestos related expenses and adjustments	(137.6)	(148.5)	(140.5)	(153.3)
Adjusted General Corporate and Unallocated R&D costs	$ 42.5	$ 52.1	$ 177.0	$ 191.4

Adjusted interest, net

US$ Millions	Quarter and Full Year Ended 31 March			
	Q4 FY25	Q4 FY24	FY25	FY24
Interest, net	$ 2.9	$ 1.9	$ 10.3	$ 15.3
AICF interest income	2.4	2.3	10.9	9.0
Interest expense - Bridge Commitment	(0.8)	-	(0.8)	-
Adjusted interest, net	$ 4.5	$ 4.2	$ 20.4	$ 24.3

Adjusted effective tax rate

US$ Millions	Quarter and Full Year Ended 31 March			
	Q4 FY25	Q4 FY24	FY25	FY24
Income before income taxes	$ 58.8	$ 82.0	$ 645.4	$ 754.8
Asbestos related expenses and adjustments	137.6	148.5	140.5	153.3
AICF interest income	(2.4)	(2.3)	(10.9)	(9.0)
Interest expense - Bridge Commitment	0.8	-	0.8	-
Restructuring expenses	(7.0)	-	50.3	20.1
Merger costs	16.5	-	16.5	-
Adjusted income before income taxes	$ 204.3	$ 228.2	$ 842.6	$ 919.2
Income tax expense	15.2	26.4	221.4	244.6
Tax adjustments[1]	33.0	27.6	(23.1)	(32.9)
Adjusted income tax expense	$ 48.2	$ 54.0	$ 198.3	$ 211.7
Effective tax rate	25.9%	32.2%	34.3%	32.4%
Adjusted effective tax rate	23.6%	23.7%	23.5%	23.0%

Net Leverage Ratio

US$ Millions	31 March	
	FY25	FY24
Numerator:		
Total principal amount of debt	$ 1,124.0	$ 1,129.1
Less: Cash and cash equivalents	(562.7)	(365.0)
Add: Letters of credit and bank guarantees	5.9	6.8
Total	$ 567.2	$ 770.9
Denominator: (Trailing 12 months)		
EBIT	$ 655.9	$ 767.4
Asbestos related expenses and adjustments	140.5	153.3
Restructuring expenses	50.3	20.1
Merger costs	16.5	-
Depreciation and amortization	216.2	185.0
Stock compensation - equity awards	23.0	28.2
Total	$ 1,102.4	$ 1,154.0
Net Leverage ratio	0.51x	0.67x

1) Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

JamesHardie Q4 FY25 EARNINGS PRESENTATION

23

Non-GAAP Financial Measures

APAC LOCAL CURRENCY

A$ Millions	Quarter and Full Year Ended 31 March							
		Q4 FY25		Q4 FY24		FY25		FY24
Asia Pacific Fiber Cement Segment EBIT	A$	68.4	A$	58.6	A$	172.7	A$	252.7
Restructuring expenses		(11.1)		-		73.6		-
Asia Pacific Fiber Cement Segment Adjusted EBIT	A$	57.3	A$	58.6	A$	246.3	A$	252.7
Asia Pacific Fiber Cement Segment net sales		188.1		215.2		795.0		856.3
Asia Pacific Fiber Cement Segment Adjusted EBIT margin		30.5%		27.2%		31.0%		29.5%
Depreciation and amortization		7.6		6.8		29.4		25.8
Asia Pacific Fiber Cement Segment Adjusted EBITDA	A$	64.9	A$	65.4	A$	275.7	A$	278.5
Asia Pacific Fiber Cement Segment Adjusted EBITDA Margin		34.5%		30.4%		34.7%		32.5%

Europe Building Products Segment EBIT and EBITDA

€ Millions	Quarter and Full Year Ended 31 March							
		Q4 FY25		Q4 FY24		FY25		FY24
Europe Building Products Segment EBIT	€	12.6	€	12.1	€	35.4	€	41.5
Europe Building Products Segment net sales		127.7		118.0		460.6		444.5
Europe Building Products Segment EBIT margin		9.9%		10.3%		7.7%		9.3%
Depreciation and amortization		8.1		7.6		30.2		27.4
Europe Building Products Segment EBITDA	€	20.7	€	19.7	€	65.6	€	68.9
Europe Building Products Segment EBITDA Margin		16.2%		16.7%		14.2%		15.5%

Adjusted Return on Capital Employed ("Adjusted ROCE")

US$ Millions	Full Year Ended 31 March			
		FY25		FY24
Numerator				
Adjusted EBIT	$	863.2	$	940.8
Denominator				
Gross capital employed (GCE)		2,817.8		2,382.8
Adjustments to GCE[1]		(834.3)		(673.9)
Adjusted gross capital employed	$	1,983.5	$	1,708.9
Adjusted Return on Capital Employed		44%		55%

Free Cash Flow

US$ Millions	Full Year Ended 31 March			
		FY25		FY24
Net cash provided by operating activities	$	802.8	$	914.2
Purchases of property, plant and equipment		(422.2)		(449.3)
Free Cash Flow	$	380.6	$	464.9

1) Calculated as Total Assets minus Current Liabilities as reported in our financial results; adjusted by: (i) excluding balance sheet items related to legacy issues (such as asbestos adjustments), dividends payable and deferred taxes; (ii) adding back asset impairment charges in the relevant period, unless otherwise determined by the People & Remuneration Committee; (iii) deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register and assets held for sale; and (iv) proceeds from the Term Loan A not currently employed.

JamesHardie Q4 FY25 EARNINGS PRESENTATION

24